UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-40073

CUSIP Numbers: G6S23K 108, G6S23K 116, G6S23K 124

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-CEN

For the Transition Period Ended:_______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

MORINGA ACQUISITION CORP

Full name of Registrant

N/A

Former name if applicable

250 Park Avenue, 7th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10177

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Moringa Acquisition Corp (“Moringa” or the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its quarterly report on Form 10-Q for the period ended March 31, 2022 (the “Quarterly Report”) by the prescribed due date for the reasons described below:

The Company requires additional time to complete its internal compilation and review procedures for the financial statements and other disclosures to be included in the Quarterly Report, as a result of the Company’s lack of resources.

Accordingly, the Company could not complete and file the Quarterly Report by the due date of May 16, 2022 (as May 15, 2022 fell on a Sunday) and needs additional time to complete and file such report. Moringa expects that it will file its Quarterly Report within the prescribed extension period allotted under Rule 12b-25(b) by May 23, 2022 (as May 21, 2022 falls on a Saturday).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Gil Maman, Chief Financial Officer	(212)	572-6395
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Moringa Acquisition Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2022	By:	/s/ Gil Maman
Name: Gil Maman
Title: Chief Financial Officer

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